SEC File Number
001-38826
CUSIP Number
90069K104

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 12b-25

NOTIFICATION OF LATE FILING

(Check One):	☒ Form 10-K ☐ Form 20-F ☐ Form 11-K ☐ Form 10-Q ☐ Form 10-D ☐ Form N-CEN ☐ Form N-CSR
For Period Ended: December 31, 2023
☐ Transition Report on Form 10-K
☐ Transition Report on Form 20-F
☐ Transition Report on Form 11-K
☐ Transition Report on Form 10-Q
For the Transition Period Ended:

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.
If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

Part I – Registrant Information

Full Name of Registrant:	Microvast Holdings Inc.
Former Name if Applicable:	Not applicable.
Address of Principle Executive Office (Street and Number):	12603 Southwest Freeway, Suite 300
City, State and Zip Code:	Stafford, Texas 77477
Part II – Rules 12b-25(b) and (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)  ☒
(a) The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
(b) The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-CEN or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and
(c) The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.
Part III – Narrative
State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-CEN, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.
Microvast Holdings Inc.’s (the “Company”) annual report on Form 10-K for the fiscal year ended December 30, 2023 (the “Form 10-K”) cannot be filed by the prescribed due date without unreasonable effort and expenses because the Company requires additional time to complete certain items with respect to the financial statements to be included in the Form 10-K. The Company believes that the work in connection with compiling the financial information for the Form 10-K will be completed within the extension period.
In accordance with Rule 12b-25 of the Securities Exchange Act of 1934, as amended, the Company anticipates that it will file its Form 10-K as soon as practicable and expects to file within the extension period.
Part IV – Other Information

(1)	Name and telephone number of person to contact in regard to this notification

	Craig Webster	281	491-9505
	(Name)	(Area Code)	(Telephone Number)

(2)
Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s).    ☒  Yes    ☐  No

(3)
Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?  ☐    Yes  ☒    No

	If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.
SIGNATURE
Microvast Holdings Inc. has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Microvast Holdings Inc.

		By:	/s/ Craig Webster
Craig Webster
Chief Financial Officer
Date:	March 15, 2024